**Richmont Mines Inc.**

1 Place-Ville-Marie
Suite 2130
Montreal, QC
H3B 2C6  CANADA

Tel.: (514) 397-1410
Fax:  (514) 397-8620
www.richmont-mines.com

**Patricia Mining Corp.**

8 King Street East
Suite 1300
Toronto, ON
CANADA  M5C 1B5

Tel.:  (416) 214-4900
Fax:  (416) 864-0620
www.patriciamining.com

# NEWS RELEASE

## *PATRICIA MINING CORP. AND RICHMONT MINES INC.*
## *REPORTS ON THE 2005 DRILLING RESULTS*
## *ON THE ISLAND GOLD DEPOSIT*

MONTREAL, January 12, 2006 – Patricia Mining Corp. (Patricia Mining) and Richmont Mines Inc. (Richmont Mines) are pleased to announce assay results from the underground drilling program at the Island Gold Joint Venture near Dubreuilville Ontario.

This release reports results from underground definition drilling on the various veins systems. Only the intercepts that are within potential mining blocks that show continuity are included. Highlights in the tables below include numerous high grade intercepts from the sub-parallel C, D, D1, E and E1 zones.

The drilling results show good continuity of the zones both vertically and horizontally. The C, D, D1, E and E1 gold-bearing zones are open at depth. The definition drilling will continue in 2006 and assay results will be released as they become available. Drilling has been concentrated around the ramp and extensions along strike are possible. The exploration and development program in 2005 comprised of 7,903 metres of drilling in 80 holes of which results for 60 holes have been completed and assay results for 20 holes are still pending. Richmont Mines plans to update the Mineral Resource Estimate by the end of February 2006.

In addition to this, underground development in 2005 totalled 2,103 metres including 1,883 metres of waste development and 220 metres along the mineralized veins systems. The ramp was at a vertical depth of 255 metres as of December 31, 2005.

A summary of assay results from selected drill holes from the 2005 exploration program is as follows:

| Section | DDH No. | AZM/Dip | Elev.* | Length (m) | From | Core length (m) | Uncut g/t Au | Cut to 75 g/t |
|---|---|---|---|---|---|---|---|---|
| | | | **TABLE 1** | | | | | |
| **C Zone** | | | | | | | | |
| 14980 E | PR-UG-77 | 181/-20 | 5175 | 92.5 | 78.92 | 1.2 | 16.61 | 16.61 |
| 14980 E | PR-UG-80 | 185.5/+13 | 5216 | 85 | 66.1 | 2.5 | 9.36 | 9.36 |
| 14980 E | PR-UG-81 | 186/-08 | 5187.5 | 86.2 | 70.05 | 2.3 | 15.9 | 15.9 |
| 14980 E | PR-UG-86 | 193.5/-08 | 5188 | 101 | 74.25 | 2 | 16.73 | 16.73 |
| 14980 E | PR-UG-87 | 193.5/-23 | 5165.5 | 110.7 | 80.65 | 3.35 | 7.82 | 7.82 |
| 15005 E | PR-UG-69 | 168/+23 | 5222.5 | 85.5 | 72.9 | 2.45 | 11.27 | 11.27 |
| 15005 E | PR-UG-72 | 189/+23 | 5221.5 | 89 | 66.5 | 2.6 | 6.92 | 6.92 |
| 15005 E | PR-UG-73 | 190/-08 | 5183 | 80 | 71.23 | 3.34 | 5.75 | 5.75 |
| 15060 E | PR-UG-92 | 181/-30 | 5153 | 117 | 72.95 | 3 | 5.03 | 5.03 |
| **D Zone** | | | | | | | | |
| 14980 E | PR-UG-79 | 180.2/-44.5 | 5127 | 131.9 | 107.6 | 2.17 | 23.01 | 19.98 |
| 14980 E | PR-UG-84 | 188/-37 | 5121.5 | 133.5 | 110.75 | 0.9 | 247.48 | 75 |
| 14980 E | PR-UG-85 | 193.5/+11 | 5213 | 97.4 | 67.3 | 3.45 | 10.7 | 10.7 |
| 14980 E | PR-UG-89 | 193.5/-42 | 5125 | 135 | 108.78 | 1.82 | 240.89 | 24.95 |
| 15005 E | PR-UG-64 | 179/-07 | 5187 | 85 | 61.8 | 2.25 | 8.31 | 8.31 |
| 15005 E | PR-UG-67 | 180/-35 | 5138 | 126.5 | 91.12 | 2.2 | 20.2 | 20.2 |
| 15005 E | PR-UG-70 | 168/-07 | 5185 | 85.2 | 70 | 1.2 | 10.29 | 10.29 |
| 15005 E | PR-UG-71 | 169/-36 | 5142 | 112 | 90.5 | 1.5 | 6.4 | 6.4 |
| 15005 E | PR-UG-75 | 189/+06 | 5200.5 | 84.5 | 60.3 | 2.45 | 21.49 | 15.66 |
| 15005 E | PR-UG-76 | 168/+06 | 5200 | 86 | 64.15 | 4.2 | 7.95 | 7.95 |
| 15060 E | PR-UG-90 | 179/+40 | 5227 | 84.5 | 57.84 | 1.02 | 16.86 | 16.86 |
| 15060 E | PR-UG-93 | 181/-38 | 5137 | 121.3 | 78.5 | 2.1 | 6.14 | 6.14 |
| **D1 Zone** | | | | | | | | |
| 14900 E | PR-UG-106 | 179/-31 | 5177.5 | 65.3 | 62.15 | 3.1 | 16.35 | 12.23 |
| 14900 E | PR-UG-61 | 180/-17 | 5194.5 | 100.8 | 53 | 0.65 | 35.12 | 35.12 |
| 14945E | PR-UG-112 | 180/+24 | 5223.5 | 46 | 41.3 | 0.3 | 50.26 | 50.26 |
| 14945E | PR-UG-118 | 210/+12 | 5219 | 55.9 | 46.1 | 0.65 | 19.98 | 19.98 |
| 14980 E | PR-UG-82 | 186/-23 | 5174 | 95.8 | 58.5 | 0.6 | 27.45 | 27.45 |
| 14980 E | PR-UG-87 | 193.5/-23 | 5175 | 110.7 | 58.4 | 1.65 | 15.02 | 15.02 |
| 14980 E | PR-UG-89 | 193.5/-42 | 5144.5 | 135 | 80 | 1.12 | 47.18 | 47.18 |
| 15060 E | PR-UG-100 | 194.8/-08 | 5130.5 | 100 | 76.6 | 0.7 | 231.29 | 62.55 |
| 15060 E | PR-UG-97 | 208/-16 | 5174.5 | 79.2 | 49.1 | 0.25 | 95.11 | 75 |
| **E Zone** | | | | | | | | |
| 14945E | PR-UG-111 | 180/+45 | 5238.5 | 55 | 44 | 1.32 | 10.52 | 10.52 |
| 14980 E | PR-UG-81 | 186/-08 | 5191.5 | 86.2 | 44.3 | 1 | 52.24 | 26.82 |
| 14980 E | PR-UG-87 | 193.5/-23 | 5178 | 110.7 | 49.4 | 2.05 | 5.77 | 5.77 |
| 14980 E | PR-UG-88 | 193.5/-34 | 5165 | 126 | 57.2 | 1.95 | 9.63 | 9.63 |
| 15005 E | PR-UG-64 | 179/-07 | 5189 | 85 | 43.8 | 1.18 | 8.55 | 8.55 |
| 15005 E | PR-UG-65 | 179/-20.4 | 5178 | 86 | 52.7 | 0.3 | 43.08 | 43.08 |
| 15005 E | PR-UG-66 | 179/-26 | 5164 | 114.4 | 57.68 | 1.12 | 15.1 | 15.1 |
| 15005 E | PR-UG-75 | 189/+06 | 5199 | 84.5 | 45.39 | 2.06 | 11.65 | 11.65 |
| 15060 E | PR-UG-101 | 156/-20 | 5170.5 | 55.3 | 49.5 | 1.3 | 7.32 | 7.32 |
| 15060 E | PR-UG-102 | 154/-35 | 5150.5 | 67.4 | 64 | 1.55 | 7.59 | 7.59 |
| 15060 E | PR-UG-103 | 154/-45 | 5134.5 | 81 | 74.9 | 2.2 | 7.07 | 7.07 |
| 15060 E | PR-UG-104 | 154/-51 | 5121.5 | 95.8 | 84.7 | 1.25 | 165.1 | 60.46 |
| 15060 E | PR-UG-93 | 181/-38 | 5152.5 | 121.3 | 55 | 4.05 | 5.01 | 5.01 |
| 15060 E | PR-UG-94 | 181/-45 | 5145 | 81.6 | 57.55 | 6.8 | 9.9 | 9.9 |

| TABLE 1 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Section | DDH No. | AZM/Dip | Elev.* | Length (m) | From | Core length (m) | Uncut g/t Au | Cut to 75 g/t |
| **E Zone** | | | | | | | | |
| 15060 E | PR-UG-96 | 180/-07 | 5183 | 67.5 | 38.7 | 1.38 | 6.01 | 6.01 |
| 15060 E | PR-UG-97 | 208/-16 | 5175 | 79.2 | 45.8 | 1.35 | 28.61 | 19.13 |
| 15060 E | PR-UG-92 | 181/-30 | 5146 | 117 | 49 | 2.1 | 9.44 | 9.44 |
| **E1 Zone** | | | | | | | | |
| 14945E | PR-UG-111 | 180/+45 | 5231 | 55 | 33.7 | 1.3 | 6.36 | 6.36 |
| 14945E | PR-UG-112 | 180/+24 | 5219 | 46 | 28.25 | 1.8 | 14.58 | 14.58 |
| 14945E | PR-UG-113 | 180/-02 | 5204.5 | 45.3 | 29.35 | 1.1 | 8.24 | 8.24 |
| 14945E | PR-UG-115 | 180/-43 | 5174 | 66.3 | 44.25 | 1.17 | 22.79 | 22.79 |
| 14945E | PR-UG-116 | 180/-63 | 5127 | 100.3 | 86.95 | 1.43 | 7.67 | 7.67 |
| 14945E | PR-UG-118 | 210/+12 | 5215.5 | 55.9 | 29.6 | 1.55 | 11.81 | 11.81 |
| 14945E | PR-UG-119 | 210/-08 | 5204.5 | 56 | 30.2 | 2.92 | 5.41 | 5.41 |
| 14980 E | PR-UG-86 | 193.5/- 08 | 5192.5 | 101 | 43.5 | 1.5 | 13.49 | 13.49 |
| 15005 E | PR-UG-64 | 179/-07 | 5190 | 85 | 39.4 | 1.7 | 6.65 | 6.65 |
| 15005 E | PR-UG-65 | 179/-20.4 | 5179 | 86 | 46.73 | 1.54 | 8.56 | 8.56 |
| 15005 E | PR-UG-66 | 179/-26 | 5167.5 | 114.4 | 51.3 | 1.66 | 14.76 | 14.76 |
| 15005 E | PR-UG-67 | 180/-35 | 5167.5 | 126.5 | 57.63 | 3.42 | 23.65 | 23.65 |
| 15005 E | PR-UG-70 | 168/-07 | 5188.5 | 85.2 | 46.35 | 1.75 | 5.35 | 5.35 |
| 15005 E | PR-UG-71 | 169/-36 | 5161.5 | 112 | 56.7 | 1 | 24.56 | 24.56 |
| 15005 E | PR-UG-73 | 190/-08 | 5188 | 80 | 42.48 | 1.24 | 22.92 | 22.70 |
| 15005 E | PR-UG-74 | 189/-39 | 5162.5 | 125.5 | 53.77 | 1.2 | 12.58 | 12.58 |
| 15005 E | PR-UG-76 | 168/+06 | 5198 | 86 | 43.55 | 1.05 | 18.21 | 18.21 |
| 15060 E | PR-UG-100 | 194.8/-08 | 5140 | 100 | 63.18 | 1.92 | 8.11 | 8.11 |
| 15060 E | PR-UG-102 | 154/-35 | 5156.5 | 67.4 | 53.7 | 4.4 | 22.02 | 22.02 |
| 15060 E | PR-UG-103 | 154/-45 | 5141 | 81 | 63.65 | 5.55 | 23.96 | 10.98 |
| 15060 E | PR-UG-104 | 154/-51 | 5131.5 | 95.8 | 72.05 | 2.55 | 9.71 | 9.71 |
| 15060 E | PR-UG-91 | 180/+25 | 5205.5 | 75 | 37.6 | 1 | 16.19 | 16.19 |
| 15060 E | PR-UG-93 | 181/-38 | 5157 | 121.3 | 48.7 | 2.15 | 8.5 | 8.5 |
| 15060 E | PR-UG-95 | 180/-55 | 5133 | 86.5 | 66.35 | 1.05 | 65.25 | 51.89 |
| 15060 E | PR-UG-96 | 180/-07 | 5183.5 | 67.5 | 36.59 | 1.71 | 22.93 | 14.89 |
| 15060 E | PR-UG-90 | 179/+40 | 5215 | 84.5 | 38.5 | 2.81 | 6.81 | 6.81 |

* Surface elevation: 5383

The Island Gold Joint Venture (Richmont Mines 55% - Patricia Mining 45%) is an advanced underground exploration project located in northern Ontario. The partners are pleased with the results of this major exploration program that will continue to the end of June with the objective of restarting the modern 650 t/d mill in July 2006.

*This release was prepared by management of the Companies who take full responsibility for its contents. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.*

Martin Rivard                                          Jean-Pierre Chauvin
President and CEO                                      President and CEO
Richmont Mines Inc.                                    Patricia Mining Corp.

**National Instrument 43-101**
The underground diamond drilling program involving geological core logging, sampling and assaying tasks are supervised by Jules Riopel, M.Sc., PGeo., MBA, a qualified person designated by National Instrument 43-101. Underground supervision of drilling operations and survey control is provided by Richmont Mines personnel. The assays were conducted at Accurassay Laboratories - Mineral Assay Division at Thunder Bay, in Ontario.

**Disclosure regarding forward-looking statements**
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Patricia Mining Corp. and Richmont Mines' Annual Information Form, Annual Report and periodic reports.

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For more information, contact:

**Richmont Mines Inc.**                                **Patricia Mining Corp.**
Julie Normandeau                                       Jean-Pierre Chauvin
Investor Relations                                     President and CEO

Phone:  (514) 397-1410                                 Phone:  (416) 214-4900
Fax:    (514) 397-8620                                 Fax:    (416) 864-0620

Trading symbol: RIC                                    Trading symbol: PAT
Listings: TSX – Amex                                   Listings: TSX Venture Exchange

Web site: www.richmont-mines.com                       Web site: www.patriciamining.com